November 10, 2008

Ms. Ta Tanisha Meadows
Staff Accountant
Division of Corporation Finance
US Securities Exchange Commission
Washington, D.C. 20549

By Facsimile:   (202) 772-9361 and EDGAR

Re:	The Amacore Group, Inc. (the “Company”) Item 4.01 Form 8-K Filed October 31, 2008 File No. 000-27889

Dear Ms. Meadows:

I refer to your request for further information regarding the Company’s Current Report on Form 8-K filed on October 31, 2008 (the “Form 8-K”) as set forth in your letter to me dated November 3, 2008 and detail below the information requested in your letter.  To facilitate the staff’s review, I have included the captions and comments from the letter with the Company’s response immediately following.

Item 4.01 Form 8-K Filed October 31, 2008

1.
Please tell us why the material weakness in internal control over financial reporting referred to in the third paragraph is not a reportable event that should be disclosed in accordance with Item 304(a)(1)(v) of Regulation S-K.  Otherwise, please revise to provide the disclosures required by Item 304(a)(1)(iv) of Regulation S-K.

Response:  The items listed under Item 304(a)(1)(v) of Regulation S-K concern situations in which a registrant’s accountant has advised the registrant of certain of events.  The Company’s accountant did not advise the Company of the material weakness in internal control over financial reporting.  Rather, the Company identified the material weakness as a result of its own internal assessment.  Based on the foregoing, the Company believes that the material weakness in internal control over financial reporting referred to in the third paragraph of the Form 8-K is not a reportable event that should be disclosed in accordance with Item 304(a)(1)(v) of Regulation S-K.  However, the Company believed that in order to be consistent with disclosures it previously made in its Annual Report on Form 10-KSB for the period ended December 31, 2008 and Quarterly Reports on Form 10-QSB and 10-Q for the periods ended March 31, 2008 and June 30, 2008, respectively, disclosure of the material weakness was appropriate.

195 International Parkway, Suite 101 • Lake Mary, Florida 32746
Phone: 407.805.8900 • Facsimile: 407.805.0045
www.amacoregroup.com

2.
Please file the letter from Brimmer stating whether the firm agrees with the statements made in filing and, if not, stating the respects in which the firm does not agree within two business days of its receipt or 10 business days after filing of this current report.  The letter should be filed as Exhibit 16.1.

Response:  The Company requested Brimmer to furnish a letter stating whether it agrees with the statements made in the Form 8-K and, if not, stating the respects in which it does not agree.  However, Brimmer has not yet provided this letter to the Company.  The Company will file the letter within 10 business days after filing of the Form 8-K, or within two business days after its receipt if later, by way of an amendment to the Form 8-K.  The Company would like to note that Brimmer has not given any indication that it disagrees with the statements made in the Form 8-K.

3.
Please note that you are also required to file a letter from Brimmer stating whether the firm agrees with the statements made in any amendment to the filing and, if not, stating the respects in which the firm does not agree.  The updated letter should be filed as en exhibit within two business days of its receipt or 10 business dates after filing any amendment.  Please acknowledge this obligation.  Refer to Items 304(a)(3) and 601(b)(16) of Regulation S-K.

Response:  The Company acknowledges its obligation to file a letter from Brimmer in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.  Please also refer to the Company’s response to Item 2 hereof.

In addition to the above, on behalf of the Company, I confirm that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any additional questions or comments, please do not hesitate to call me at 407-805-8900.

Sincerely,

/s/ Jay Shafer
President and Chief Executive Officer